EXHIBIT 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Dice Inc.	Delaware

eFinancialCareers, Inc.	Delaware

eFinancialCareers Limited	United Kingdom

Dice Career Solutions, Inc.	Delaware

Hay Holdings Limited	British Virgin Islands

eFinancial Careers Pte. Ltd.	Singapore

eFinancialCareers (Australia) Pty Limited	Australia

Targeted Job Fairs, Inc.	Delaware

Rigzone.com, Inc.	Texas

DHI Gulf FZ-LLC	Dubai

DHI Careers Limited	United Kingdom

WorkDigital Limited	United Kingdom

eFinancialCareers (Beijing) Company Limited	China

onTargetJobs Canada, Inc.	British Columbia

Dice Careers Limited	United Kingdom

Dice Careers GmbH	Germany

Jobboard Enterprises B.V.	Netherlands

Rigzone Energy Limited	United Kingdom

OilCareers.com, Inc.	Delaware

Rigzone Pty Limited	Australia

BioSpace, Inc.	Delaware